[Holland & Knight LLP Letterhead]
March 11, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F. Street NE, Mail Stop 4561
Washington, DC 20549
Attention: Stephen Krikorian, Accounting Branch Chief

Re:    THE KEYW Holding Corporation
Form 10-K for Fiscal year Ended December 31, 2014, Filed March 9, 2015
Form 10-Q for Quarterly Period Ended September 30, 2015, Filed November 9, 2015
File No. 001-34891
Dear Mr. Krikorian:

Reference is made to the letter (the “Comment Letter”) dated February 11, 2016, containing comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission on The KEYW Holding Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015. On behalf of The KEYW Holding Corporation (the “Company”), I submit this letter to confirm the telephone conversation on March 11, 2016, between Ryan Rohn, SEC Staff Accountant and me, as outside counsel to the Company, pursuant to which I requested on the Company’s behalf and Mr. Rohn agreed to a ten (10) business day extension of the due date for the Company’s response to the Comment Letter in order to allow the Company additional time to respond fully to the Staff’s comments. This letter confirms that, in accordance with such discussion, the Company anticipates submitting its response to the Comment Letter on or before March 25, 2016.

If you have any questions, please do not hesitate to contact me at (703) 720-8600 or Philip Luci, Jr., General Counsel of the Company at (443) 733-1600.

Sincerely,

Very truly yours,

By: /s/ Jonathan F. Wolcott
Holland & Knight LLP

cc:	Philip Luci, Jr., General Counsel, The KEYW Holding Corporation
Phil Calamia, Chief Financial Officer, The KEYW Holding Corporation